Exhibit 99.1

Medigus in Negotiations after Execution of Letter of Intent to Invest $5 Million in Algomizer Group

The Investment is Part of the Company’s Strategy to Enhance the Company

and Create Shareholders’ Value

OMER, Israel, March 14, 2019 – Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endo-surgical tools and an innovator in direct visualization technology, announced today that it has provided Algomizer Ltd. (TASE:ALMO) with a letter of intent for an investment of an aggregate of approximately $5 million in Algomizer group.

As part of the investment, Medigus offered to invest NIS 5.4 million directly in Algomizer Ltd., which is engaged in field of internet advertising and whose shares are traded on the Tel Aviv Stock Exchange Ltd. The investment will be made at a price per Algomizer share of NIS 4.15. Medigus will invest an additional NIS 9 million through the acquisition of the shares of Linkury Ltd., Algomizer subsidiary, from Algomizer, at a company valuation of Linkury of approximately NIS 96 million. Medigus will invest an additional $1 million in Algomizer through share exchange by issuing Algomizer American Depositary Shares (ADRs) at a price of $3 per ADR in consideration for Algomizer shares at a price per Algomizer share of NIS 4.15. In addition, Medigus will issue Algomizer warrants to purchase ADRs in an amount equal to the ADRs to be issued to Algomizer at an exercise price of $4 per ADR, which will be in effect for three years from the date of issue. Furthermore, Algomizer will make its best effort to list its shares on the Nasdaq stock market.

As part of the investment, Algomizer will issue Medigus warrants to purchase Algomizer shares in an amount equal to the shares issued to Medigus in the transaction at an exercise price of NIS 5.25 per share, which will be in effect for three years from the date of issue.

Medgus’ investment in Algomizer is based on the projection that Linkury’s net profit for 2019 will be at least NIS 15 million. If Linkury’s net income will be less than NIS 15 million, Medigus will be allocated additional securities in Algomizer group, reflecting an investment at a reduced price, reflecting the difference between the actual net profit and the agreed net profit.

Medigus’ board of directors estimates that the investment in Algomizer could yield significant value for the Company and its shareholders.

The Algomizer group specializes in internet marketing, with annual sales of approximately NIS 160 million for 2018, indicating a consistent upward trend. The Algomizer group currently serves customers and partners including the world’s leading organizations such as Google, Microsoft, Apple, Yahoo, Ask, Infosys, Avaya, Dell, Instagram, and more.

The Algomizer Group has unique technologies and expertise in various fields of the Internet, including: Internet video, Internet sales, Internet advertising, website monetization, search engines and more. These technologies include developments and algorithms in the field of artificial intelligence and business intelligence developed by the Algomizer group.

About Medigus

Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. Medigus is also in the process of obtaining regulatory clearance in China.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of the company's knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration is at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only):

Oded Yatzkan

Chief Financial Officer

+972-8-6466-880

ir@medigus.com